China Yuchai International Enters Into Joint Venture to Expand Heavy-Duty Diesel and Gas
Engine Production in China

Singapore, Singapore – June 4, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) and GYMCL’s joint venture company,Y&C Engine Co., Ltd. (“Y&C Power”), has entered into a Framework Agreement with Baotou Bei Ben Heavy Duty Truck Co., Ltd. (“Bei Ben”), and Inner Mongolia First Machinery Group Co., Ltd. (“Yiji Group”), to form a new joint venture company (“JV Company”), to be located in Baotou, Inner Mongolia. The JV Company will have a registered capital of RMB 600 million.

The new JV Company will focus on the production of GYMCL’s diesel and gas engine models YC6A, YC6L, YC6MK and Y&C Power’s advanced diesel and gas engine model YC6K to meet the needs of Bei Ben’s heavy-duty and medium-duty trucks and buses. GYMCL’s service network and the repair and maintenance centres of Bei Ben will provide after-sales service for all engines sold by the JV Company. The annual production capacity of the JV Company is estimated to reach 100,000 units, subject to the prevailing market conditions.

Y&C Power is the joint venture company formed in 2009 between GYMCL, China International Marine Containers Containers Group Ltd and Chery Automobile Co., Ltd to produce the YC6K diesel engine.

GYMCL and Y&C Power will together hold 50% of the JV Company with Bei Ben and the Yiji Group holding the other 50%. Bei Ben, one of the top five truck manufacturers in China, and the Yiji Group are subsidiaries of China North Industries Group Corporation (“Norinco”). Norinco is one of China’s 500 largest companies principally engaged in the manufacture and production of vehicles and equipment.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com

dixon.chen@grayling.com